

austriamicrosystems

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Filing Desk
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

austriamicrosystems AG
A 8141 Schloss Premstaetten, Austria

T. +43 (0) 3136 500-5970
F. +43 (0) 3136 500-5420
moritz.gmeiner@austriamicrosystems.com
www.austriamicrosystems.com

Unterpremstaetten, August 16, 2010

SUPPL

Ladies and Gentlemen:

**Re: Submission by austriamicrosystems AG under exemption pursuant to rule 12g3 2(b)
File No. 82-34824**

Please find enclosed a submission of information under the exemption granted pursuant to rule 12g3 2(b) under the Securities Exchange Act of 1934. The information furnished was published by ourselves to the public and/or the SWX Swiss Stock Exchange.

List of information furnished

Document	Description of document
1.	Press release dated May 4, 2010
2.	Press release dated May 6, 2010
3.	Press release dated May 11, 2010
4.	Press release dated May 17, 2010
5.	Press release dated May 19, 2010
6.	Press release dated May 26, 2010
7.	Press release dated June 9, 2010
8.	Press release dated June 23, 2010
9.	Press release dated June 24, 2010
10.	Press release dated July 6, 2010

dlw 9/7

Document	Description of document
11.	Press release dated July 22, 2010
12.	Press release dated July 26, 2010
13.	Press release dated August 3, 2010
14.	Press release dated August 9, 2010

This letter and the information furnished herewith are furnished with the understanding that they will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended. Neither this letter nor the information furnished herewith shall constitute an admission for any purpose that the company is subject to that Act.

Yours truly,



Moritz M. Gmeiner

austriamicrosystems

Press Release
May 4th, 2010

austriamicrosystems announces highly integrated ambient noise cancelling speaker drivers

AS3410/30 dramatically improve listening quality in mobile accessories with minimal impact on power consumption

Unterpremstaetten, Austria (May 4th, 2010) – austriamicrosystems (SIX: AMS), a leading global designer and manufacturer of high performance analog ICs, announced the AS3410 and AS3430 Active Noise Cancelling (ANC) ICs for mobile accessories such as headphones. These fully analog devices enhance speech or music intelligibility by reducing low frequency noise on the receive path. The AS3410 and AS3430 provide industry's lowest BOM cost and low power consumption through a high level of functional integration.

The AS3410 ANC IC is ideally suited for feed-forward topology enabling small, cost-effective solutions targeting on-ear and in-ear devices. The AS3430 addresses feedback topologies resulting in end products with superior noise cancelling capabilities but with a more complex design. Both devices include; mic pre-amps, filter op amps, true ground headphone amp, mic gain calibration, LED driver, volume control and an assisted hearing mode. These features enable PCB space savings of up to 50% as compared to discrete implementations.

The AS3410 and AS3430 Active Noise Cancellation ICs provide a level of performance unmatched by competitive solutions with > 20 dB noise reduction achievable and SNR of >100 dB and THD of 0.1%. Running off a single AAA battery these devices support operating life of > 100 hours, making them well suited for headsets for mobile phones, music players, netbooks and eTablets.

"With an extensive set of development tools and comprehensive documentation, these new ANC products enable rapid prototyping and system optimization, simplifying development and reducing time to market," commented Oliver Jones, austriamicrosystems' Marketing Manager for Audio products. "In addition, this expansion to our existing Active Noise Cancelling portfolio simplifies the production process for headsets due to the integrated calibration feature and reprogrammability."

The AS3410 is available in a 24-pin 4x4 mm QFN package and is priced at $2.55 for 1000 piece quantities. The AS3430 is housed in a 32-pin 5x5 mm QFN package and is priced at $4.55 for 1000 piece quantities. Both operate from a 1.0 to 1.8 V supply over a temperature range of -20 to +85 °C.
For further information on the AS3410/30 Active Noise Cancellation ICs or to request samples, please visit www.austriamicrosystems.com/ANC.

Experience how Active Noise Cancelling reduces unwanted environmental noise to enhance the clarity of sound with our ANC Demo at www.austriamicrosystems.com/ANC-Demo.

About austriamicrosystems

austriamicrosystems is a leading designer and manufacturer of standard and customized high-performance analog ICs in the areas of power management, sensors & sensor interfaces and mobile infotainment. Complemented by its full service foundry services, the company focuses on the communications, industrial & medical and automotive markets. austriamicrosystems leverages more that 28 years of expertise in low power and high accuracy to provide

industry-leading products, operating worldwide with more that 1,000 employees with its own state-of-the-art manufacturing and test facilities. austriamicrosystems is listed on the SIX Swiss Exchange in Zurich (ticker symbol: AMS). For more information, visit www.austriamicrosystems.com

For further information

Press Contact
austriamicrosystems AG
Ulrike Anderwald
Marketing Communications Manager
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

Technical Contact
austriamicrosystems AG
Oliver Jones
Tel: +43 (0) 3136 500 4578
oliver.jones@austriamicrosystems.com
www.austriamicrosystems.com

Meta Keywords:
Headphone, Amplifier, Active, Ambient, Noise, Cancelling, Reduction, Receive, Path, Feed-forward, Feedback, Headset, ANC

Meta Description:
The AS3410/AS3430 Active Noise Cancellation ICs address Receive Path Active Noise Cancelling with the objective to improve sound quality in portable multimedia devices by reducing background ambient noise with both feed-forward and feedback topologies in both single ended stereo and mono BTL applications.

Meta Title:
AS3410 – Receive Path Active Noise Cancelling solution for Feed-forward topology
AS3430 – Receive Path Active Noise Cancelling solution for Feedback topology

austriamicrosystems

Press Release
May 6, 2010

austriamicrosystems' Annual General Meeting approves all items on the agenda unanimously

Unterpremstaetten, Austria (May 6, 2010) — The Annual General Meeting of austriamicrosystems AG (SIX: AMS), a leading worldwide designer and manufacturer of high performance analog ICs for consumer, communications, industry & medical and automotive applications, today approved all items on the agenda unanimously.

About austriamicrosystems

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading standard and customized analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, and mobile infotainment in its markets Consumer & Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SIX Swiss Exchange in Zurich (ticker symbol: AMS). For more information, please visit the web site at www.austriamicrosystems.com

For further information

austriamicrosystems AG
Investor Relations
Moritz M. Gmeiner
Tel: +43 (0) 3136 500 5970
Fax: +43 (0) 3136 500 5420
moritz.gmeiner@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems AG
Media Relations
Ulrike Anderwald
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
ulrike.anderwald@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems announces robust, high-resolution, contactless magnetic angle sensor with SAE SENT J2716 interface

The AS5165 offers best protection available for automotive applications

Unterpremstaetten, Austria (May 11, 2010) – austriamicrosystems (SIX: AMS), a leading global designer and manufacturer of high performance analog ICs, has announced the AS5165, a contactless magnetic angle position sensor for accurate angular measurement over a full 360°. The new high-resolution magnetic rotary sensor offers best-in-class protection features for reliable operation in harsh automotive environments and includes a SENT J2716* interface for simple transmission of high-resolution sensor information.

The AS5165 magnetic encoder is a system-on-chip and combines integrated Hall elements, an analog front-end, digital signal processing, and best in class automotive protection features -- all in a single device. Offering the most reliable performance available, the AS5165 provides protection for the power supply and output pins against overvoltage up to 27 V; power supply pins are also protected against reverse polarity to -18 V. In addition, continuous short circuit detection and broken wire detection are provided, and a unique patented fully differential architecture makes the sensor insensitive to stray magnetic fields. Automotive applications for the AS5165 include throttle and valve position sensing and several power train sensing applications.

To measure an angle, only a simple two-pole magnet rotating over the center of the chip is required. The magnet may be placed above or below the IC. The AS5165 is tolerant of magnet misalignment, air gap variations, and temperature variations. No calibration is required because of the device's inherent accuracy. The absolute angle measurement provides instant indication of the magnet's angular position with a programmable resolution of 0.022° = 16384 positions per revolution.

The AS5165 is AEC-Q100 grade 0 qualified, comes in a TSSOP14 package, and operates from a +5 V supply over a -40 to +150°C temperature range.

The AS5165 high-resolution, contactless magnetic angle sensor will be showcased at the Sensor Expo, June 7-9, 2010, Rosemont, IL. Visit austriamicrosystems at booth # 815.

* About SENT

SENT stands for Single Edge Nibble Transmission and is an SAE approved encoding scheme intended for automotive applications where high-resolution sensor data needs to be communicated to an ECU (engine control unit). The main advantage is cost savings on the sensor and the ECU. Current implementations require multiple

analog-to-digital conversions compared to just once with SENT. Other benefits include easier implementation of diagnostic functions, and CRC (cyclic redundancy check) for reliable data transmission.

Price & Availability
Contact austriamicrosystems for price and availability.

Technical Support
For further information on the AS5165, please visit www.austriamicrosystems.com/AS5165

About austriamicrosystems
austriamicrosystems is a leading designer and manufacturer of standard and customized high-performance analog ICs in the areas of power management, sensors & sensor interfaces and mobile infotainment. Complemented by its full service foundry services, the company focuses on the communications, industrial & medical and automotive markets. austriamicrosystems leverages more that 28 years of expertise in low power and high accuracy to provide industry-leading products, operating worldwide with more that 1,000 employees with its own state-of-the-art manufacturing and test facilities. austriamicrosystems is listed on the SIX Swiss Exchange in Zurich (ticker symbol: AMS). For more information, visit www.austriamicrosystems.com

For further information

Press Contact
austriamicrosystems AG
Ulrike Anderwald
Marketing Communications Manager
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

Technical Contact
austriamicrosystems AG
Marcel Urban
Product Manager Automotive Sensors
Tel: +43 (0) 3136 500 5958
Fax: +43 (0) 3136 500 5693
marcel.urban@austriamicrosystems.com
www.austriamicrosystems.com

Meta Keywords:
AS5165; SENT; J2716; Rotary; Encoder; Hall; Sensor; Contactless; Protections; Automotive; Sub range; Throttle; Valve; austriamicrosystems

Meta Description:
austriamicrosystems latest magnetic rotary encoder AS5165 enables a more stable communication by using a SENT interface

Meta Title:
AS5165 - Magnetic Encoder with SENT J2716 Interface

82 – 34824

austriamicrosystems

Press Release
May 17, 2010

austriamicrosystems launches the world's first integrated measurement IC to reduce system cost and boost performance of power inverters

The AS8002 precisely monitors the voltage and current of electrical power injected into the power grid

Unterpremstaetten, Austria (May 17, 2010) – austriamicrosystems (SIX: AMS), a leading global designer and manufacturer of high performance analog ICs, has announced the AS8002, the world's first integrated solution for voltage and current monitoring in power inverters. This single chip design offers improved performance and reduced system cost of power inverters while allowing simplified design with a reduced number of components. The AS8002 is especially targeted for grid connected systems such as solar photovoltaic inverters.

The chip offers advantages over alternative approaches in terms of monitoring the signals injected into the grid. austriamicrosystems' AS8002 allows the use of low cost resistors for current and voltage sensing. The sensed voltage and current are directly available in high resolution digital format. The chip's flexible front-end provides adjustable gain to accommodate various resistor values and on-chip calibration allows compensation for external component inaccuracies as well as variations over temperature. Added features like fast over-current detection provide additional safety. These features make the AS8002 also attractive for other power monitoring applications, such as wind turbines and uninterruptible power supplies.

"For economic, safety and regulatory reasons, electrical energy injected to a power grid must be accurately monitored" said Michael Leitner, director marketing business unit industry and medical at austriamicrosystems. "As the need for grid monitoring continues to grow, the AS8002 will replace a number of solutions that suffer from higher cost, lower accuracy or poorer performance."

The AS8002 is available in a 4x4 mm QFN-16 package, operates from 3.0 V to 3.6V and is specified for an operating temperature range of -40 to +125°C.

Price & Availability
The AS8002 integrated measurement IC is available now at a 1k price of $5.31.

Technical Support
An application board is available.

For further information on the AS8002 or to request free samples, please visit
www.austriamicrosystems.com/AS8002

Visit austriamicrosystems at the Sensor & Test in Nürnberg, May 18 to 20, 2010 at booth 12/528 and learn more about the world's first integrated measurement IC.

About austriamicrosystems
austriamicrosystems is a leading designer and manufacturer of standard and customized high-performance analog ICs in the areas of power management, sensors & sensor interfaces and mobile infotainment. Complemented by its full service foundry services, the company focuses on the communications, industrial & medical and automotive

markets. austriamicrosystems leverages more that 28 years of expertise in low power and high accuracy to provide industry-leading products, operating worldwide with more that 1,000 employees with its own state-of-the-art manufacturing and test facilities. austriamicrosystems is listed on the SIX Swiss Exchange in Zurich (ticker symbol: AMS). For more information, visit www.austriamicrosystems.com

For further information

Press Contact
austriamicrosystems AG
Ulrike Anderwald
Marketing Communications Manager
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

Technical Contact
austriamicrosystems AG
Michael Leitner
Director Marketing – Industry & Medical
Tel: +43 (0) 3136 500 5398
Fax: +43 (0) 3136 500 5420
michael.leitner@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems scores success in patent infringement lawsuit against Melexis

Unterpremstaetten, Austria (May 19, 2010) – austriamicrosystems (SIX: AMS) today announced that the District Court (Landgericht) in Duesseldorf (Germany) issued a decision in the patent infringement lawsuit regarding magnetic field encoder products against Melexis N.V. / SA (Belgium) and its German subsidiary Melexis GmbH fully in favor of austriamicrosystems. In its first-instance verdict the court established that the sale and distribution of products from Melexis' product family of magnetic field encoders in Germany infringes European Patent EP 0 916 074 B1 exclusively held by austriamicrosystems. The court decision can be appealed.
austriamicrosystems is the worldwide leader in high resolution ICs with magnetic field sensors, offering a broad range of rotary and linear encoders. Providing robust, contactless position measurement, magnetic field encoders from austriamicrosystems are ideally suited for virtually countless applications in industrial, automotive and consumer electronics.

About austriamicrosystems
austriamicrosystems is a leading designer and manufacturer of standard and customized high-performance analog ICs in the areas of power management, sensors & sensor interfaces and mobile infotainment. Complemented by its full service foundry services, the company focuses on the communications, industrial & medical and automotive markets. austriamicrosystems leverages more that 28 years of expertise in low power and high accuracy to provide industry-leading products, operating worldwide with more that 1,000 employees with its own state-of-the-art manufacturing and test facilities. austriamicrosystems is listed on the SIX Swiss Exchange in Zurich (ticker symbol: AMS). For more information, visit www.austriamicrosystems.com

For further information

austriamicrosystems AG
Media relations
Ulrike Anderwald
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems AG
Investor relations
Moritz Gmeiner
Tel: +43 (0) 3136 500 5970
Fax: +43 (0) 3136 500 5420
moritz.gmeiner@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems

Press Release
May 26, 2010

Audi / Volkswagen select austriamicrosystems' FlexRay transceiver for Electronic Control Units

austriamicrosystems' AS8221 FlexRay Standard Transceiver provides industry leading system stability

Unterpremstaetten, Austria, May 26, 2010 – austriamicrosystems (SIX: AMS), a leading global designer and manufacturer of high performance analog ICs announced that Audi / Volkswagen has selected the AS8221 FlexRay transceiver for use in their Electronic Control Units (ECUs). The AS8221 fully conforms to the FlexRay Electrical Physical Layer Specification V2.1 Rev B and is targeted for use in ECUs connected to the permanent battery supply where the transceiver manages the ECU power-up via its inhibit output pins.

The results of the required EMC validation of the AS8221 at the certified test laboratory IBEE in Zwickau / Germany showed the excellent performance during DPI (Direct Power Injection) immunity tests over the complete frequency range. High system stability enables faultless communication in the harsh automotive environment without usage of expensive measures against electromagnetic interferences.

FlexRay is an automotive network communications protocol designed to be faster and more reliable than CAN or TTP. These transceivers provide the interface between the digital logic and the copper cable transmission. With transmission rates up to 10 Mbit/s, FlexRay provides 20 times the speed of unshielded twisted copper cable used in cars today.

Key features of the AS8221 FlexRay transceiver include a high common mode range to ensure excellent EMI, an interface for Bus Guardian or supervision circuits, automatic thermal shutdown protection, integrated power management, two inhibit pins for external voltage supply control, local wake-up input and remote wake-up capability. The AS8221 supports 12 and 24 V systems with very low sleep current and supports 2.5, 3, 3.3, and 5 V microcontrollers.

"The AS8221 FlexRay transceiver is attractive to automotive manufacturers such as Audi /Volkswagen since it provides system stability through its unmatched immunity," commented Harald Gall, Product Manager Automotive at austriamicrosystems. "We focused on minimizing the asymmetrical delay of the transceiver in order to solve one of the car makers' key challenges of providing a stable network."

The AS8221 is available in SSOP 20 package and has an operating temperature range of -40 to 125 °C. Pricing is less than $1.60 for 250 thousand piece quantities. Further information is available at www.austriamicrosystems.com/Flexray/AS8221

About austriamicrosystems
austriamicrosystems is a leading designer and manufacturer of standard and customized high-performance analog ICs in the areas of power management, sensors & sensor interfaces and mobile infotainment. Complemented by its full service foundry services, the company focuses on the communications, industrial & medical and automotive markets. austriamicrosystems leverages more that 28 years of expertise in low power and high accuracy to provide industry-leading products, operating worldwide with more that 1,000 employees with its own state-of-the-art manufacturing and test facilities. austriamicrosystems is listed on the SIX Swiss Exchange in Zurich (ticker symbol: AMS). For more information, visit www.austriamicrosystems.com

For further information

Press Contact
austriamicrosystems AG
Ulrike Anderwald
Marketing Communications Manager
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

Technical Contact
austriamicrosystems AG
Harald Gall
Product Manager Automotive
Tel: +34 (91) 7924878
harald.gall@austriamicrosystems.com
www.austriamicrosystems.com

Meta Keywords:
austriamicrosystems, FlexRay, transceiver, AS8221, best in class immunity, Volkswagen, Audi

Meta Description:
The AS8221 FlexRay Standard Transceiver by austriamicrosystems complying to FlexRay Electrical Physical Layer Specification V2.1 Rev B is selected by Volkswagen / Audi

Meta Title:
AS8221 FlexRay Standard Transceiver selected by Volkswagen and Audi


austriamicrosystems
a leap ahead in analog


NANGATE

PRESS RELEASE

austriamicrosystems adopts Nangate's Library Creator™ for digital cell library IP development

Industry leading digital cell library creation and characterization solution deployed at austriamicrosystems to considerably increase library development productivity and improve IP portfolio performance and quality

SUNNYVALE, CALIFORNIA and UNTERPREMSTAETTEN, AUSTRIA – June 9, 2010 – Nangate, the leading supplier of digital cell library development and design optimization solutions, and austriamicrosystems (SIX: AMS) today announced that austriamicrosystems has successfully implemented the Nangate Library Creator™ Platform to improve the productivity and cost effectiveness of its digital cell library intellectual property (IP) development. austriamicrosystems is a leading global designer and manufacturer of high-performance analog ICs and focuses on the areas of power management, sensors & sensor interfaces and mobile infotainment in its markets Consumer & Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry.

Nangate Library Creator is the industry's most versatile, fully integrated and easy-to-use solution for digital cell library creation and optimization. It is widely recognized as delivering enhanced designer productivity and control in building a wide range of digital cell library IP. Visit booth 1362 at DAC in Anaheim, June 14-16 for a Library Creator demo.

In deploying Nangate Library Creator, austriamicrosystems has increased the effectiveness of its digital IP development teams by enabling them to build digital cell libraries which have enhanced performance beyond the capabilities of commercially available cell libraries. This has greatly enhanced their capability to deliver robust, high performance and energy efficient silicon solutions and also to supply their foundry customers with higher quality IP.

Nangate's tool suite constitutes a revolutionary new class of EDA solutions that increases the efficiency of digital blocks in complex Mixed-Signal CMOS ICs to levels that were previously only achievable with extensive manual efforts and very large design teams – leading to lower IC power consumption, reduced manufacturing costs and shorter time-to-market.

"Nangate's Library Creator tool suite has enabled our library development team to develop higher density and performance standard cell libraries than we could obtain externally," said Thomas Riener, Vice President and General Manager BU Full Service Foundry, at austriamicrosystems. "The tool suite continues to help austriamicrosystems increase the efficiency and significantly reduce the cost of developing digital cell libraries for our specialty analog/mixed-signal process technologies."

"austriamicrosystems has long had a reputation for producing products and systems with the lowest power consumption and highest accuracy," said Ole Christian Andersen, President and CEO at Nangate. "We are pleased that austriamicrosystems has selected Nangate's Library Creator tool suite as their platform of choice to

increase IP development productivity and to enable development of the highest performing cell library IP for their own silicon developments and foundry customers."

About Nangate
Nangate, a leader in Electronic Design Automation (EDA) software and physical silicon intellectual property (IP) for Integrated Circuits offers tools and services for physical library IP creation, characterization, optimization and validation. Nangate's solution enables IC power, yield loss and costs to be significantly reduced, while increasing performance and productivity. The solution integrates seamlessly with all major EDA SoC design flows. Nangate's MegaLibrary concept, a very large pre-validated standard cell library in conjunction with Nangate Design Optimizer, provides fabless companies with benefits only custom designers have had access to in the past.

About austriamicrosystems
austriamicrosystems' business unit Full Service Foundry has successfully positioned itself in the analog/mixed-signal foundry market offering well-established RF CMOS, High-Voltage CMOS, BiCMOS, SiGe-BiCMOS and embedded EEPROM processes. With superior support during the design phase, high-end tools and experienced engineers, austriamicrosystems succeeds to be an attractive analog foundry partner especially for fabless design houses.

austriamicrosystems is a leading designer and manufacturer of standard and customized high-performance analog ICs in the areas of power management, sensors & sensor interfaces and mobile infotainment. Complemented by its full service foundry services, the company focuses on the communications, industrial & medical and automotive markets. austriamicrosystems leverages more that 28 years of expertise in low power and high accuracy to provide industry-leading products, operating worldwide with more that 1,000 employees with its own state-of-the-art manufacturing and test facilities. austriamicrosystems is listed on the SIX Swiss Exchange in Zurich (ticker symbol: AMS). For more information, visit www.austriamicrosystems.com.

For further information:

Press Contact
austriamicrosystems AG
Ulrike Anderwald
Marketing Communications Manager
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
ulrike.anderwald@austriamicrosystems.com
www.austriamicrosystems.com

Technical Contact
austriamicrosystems AG
Andreas Wild
Product Marketing Manager Full Service Foundry
Tel: +43 (0) 3136 500 4400
Fax: +43 (0) 3136 500 5420
andreas.wild@austriamicrosystems.com
www.austriamicrosystems.com

Nangate Inc.
Tel: +1 (408) 541-1992
press@nangate.com
www.@nangate.com

Meta Keywords: Nangate Library Creator, Digital library creation, IP portfolio development,

Meta Description: "austriamicrosystems adopts Nangate's Library CreatorTM for digital cell library IP development"

Meta Title: "austriamicrosystems adopts Nangate's Library CreatorTM for digital cell library IP development"

austriamicrosystems introduces the industry's highest efficiency series of dual DC-DC converters

Small size & high efficiency of AS134x series are well suited for SSD's, mobile internet devices, laptops & PDA's

Unterpremstaetten, Austria (June 23, 2010) – austriamicrosystems (SIX: AMS), a leading global designer and manufacturer of high performance analog ICs has introduced the industry's highest efficiency high current, dual step-down DC-DC converters in a compact 3x3 mm TDFN package. For space-limited applications with low power consumption requirements, the new AS134x series provides small size and high efficiency -- up to 95% -- for maximum time between battery charges. The AS134x series is targeted for portable devices such as laptops, PDAs, mobile internet devices and solid state drives (SSDs).

The AS1346/47/48/49 DC-DC series is a family of high-efficiency, constant-frequency dual buck converters available with fixed-voltage versions in 100 mV increments from 1.2 V to 3.6 V. Each version provides two independent DC-DC regulators with output currents between 0.5 A and 1.2 A (see table below). The two channels operate 180 degrees out-of-phase to reduce input voltage ripple and minimize input capacitor requirements. The devices operate over a broad input voltage range (2.7 V to 5.5 V), feature an automatic power-save mode, and, with internal MOSFETs, few external components are required. These features and others make the AS134x series well suited for SSDs and many other battery-powered products.

In shutdown mode, typical supply current decreases to ≤1 µA. In addition, a highly efficient duty cycle provides low dropout operation, prolonging battery life in portable systems, while an internal synchronous switching scheme increases efficiency and eliminates the need for an external Schottky diode. The internally fixed switching frequency (2.0 MHz) allows the use of small surface mount inductors.

Peter Kammerlander, austriamicrosystems' Senior Product Manager, stated, "Today's battery powered devices offer more features and higher performance, placing increasing demands on power management and efficiency. The AS134x series not only meets the demands of consumer electronics, but also for other applications such as ultra-low-power systems, solid state drives, medical instruments, as well as telemetry and remote systems."

Part Number	Iout1	Iout2
AS1346	1.2 A	0.5 A
AS1347	0.5 A	0.5 A
AS1348	0.5 A	0.95 A
AS1349	1.2 A	1.2 A

The AS134x DC-DC Converter series is available in a space saving 12-pin TDFN 3x3 mm package, operates from a 2.7 to 5.5 volt power supply, and has an ambient operating temperature range of -40 to +85°C.

Price & Availability

Available now, prices for the AS134x family start at $0.90 in 1000-piece quantities.

Technical Support

For further information on the AS134x series or to request samples, please visit
www.austriamicrosystems.com/DC-DC

About austriamicrosystems

austriamicrosystems is a leading designer and manufacturer of standard and customized high-performance analog ICs in the areas of power management, sensors & sensor interfaces and mobile infotainment. Complemented by its full service foundry services, the company focuses on the communications, industrial & medical and automotive markets. austriamicrosystems leverages almost 30 years of expertise in low power and high accuracy to provide industry-leading products, operating worldwide with more that 1,000 employees with its own state-of-the-art manufacturing and test facilities. austriamicrosystems is listed on the SIX Swiss Exchange in Zurich (ticker symbol: AMS). For more information, visit www.austriamicrosystems.com

For further information

Press Contact
austriamicrosystems AG
Ulrike Anderwald
Marketing Communications Manager
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

Technical Contact
austriamicrosystems AG
Peter Kammerlander
Tel: +43 (0) 3136 500 4054
Fax: +43 (0) 3136 500 5420
peter.kammerlander@austriamicrosystems.com
www.austriamicrosystems.com

Meta Keywords:
austriamicrosystems, AS134x, DC-DC, Dual DC-DC, high current DC-DC, Buck, buck converter, step down converter, regulator, high efficiency, output voltage, fixed frequency, high current, synchronous

Meta Description:
austriamicrosystems offers dual 0.5 A DC-DC 2.0 MHz synchronous step-down Converter IC with input 2.7 V to 5.5 V and output 1.2 V to 3.6 V

Meta Title:
AS134x – Dual 0.5 A DC-DC step-down converter IC - austriamicrosystems

austriamicrosystems

Press Release
June 24, 2010

austriamicrosystems releases new version of best-in-class process design kit for its 0.18µm High-Voltage CMOS technology

HIT-Kit for new H18 process includes high density silicon qualified libraries enabling System-on-Chip applications

Unterpremstaetten, Austria (June 24, 2010) – austriamicrosystems (SIX: AMS) business unit Full Service Foundry today announced the availability of its new analog/mixed signal high performance process design kit ("HIT-Kit") for its 0.18µm High-Voltage CMOS technology H18.

Based on Cadence® Virtuoso® custom design platform (IC 5.1.41 release), the new HIT-Kit significantly improves the time-to-market for highly competitive products in the analog intensive mixed signal and System-on-Chip arena. Supporting designers in creating their first-time-right mixed signal designs even for complex designs, this comprehensive design kit with its highly accurate simulation models and flexible pcells provides a proven route to silicon.

The new HIT-Kit v3.77 supports the 0.18µm specialty process technology H18 (High-Voltage CMOS) which is based on IBM's industry proven foundry process technology CMOS7RF. It includes silicon-qualified digital, analog and RF library elements, complete sets of low voltage devices (1.8V and 5.0V) and high-voltage devices with various gate oxide thicknesses (20V and 50V devices). Fully characterized simulation models for a large set of simulators, extraction and verification run sets as well as automatic layout device generators complete the H18 HIT-Kit offering. Hence product developers are enabled with a plug-and-play tool set which facilitates "first time right" designs.

"The H18 process is already the 6th generation of High-Voltage CMOS processes developed at austriamicrosystems and it is now ready for design and risk production. This new HIT-Kit v3.77 is a result of austriamicrosystems continuous efforts to deliver best-in-class design environment and analog foundry services to our customers," states Thomas Riener, Vice President and General Manager Full Service Foundry at austriamicrosystems. "The usage of the new HIT-Kit enables our customers to access our new 0.18µm High-Voltage CMOS specialty process."

The digital standard cell libraries included in this H18 HIT-Kit have a gate density of 118kGates/mm² and are available both in standard and low leakage versions. Furthermore all I/O structures within the design kit are silicon-validated and meet the military ESD and JEDEC latch-up standards with I/O pads designed to surpass 4kV HBM and 250mA latch-up immunity. Read more details about this new HIT-Kit version on our Foundry Support Server at http://asic.austriamicrosystems.com/hitkit377.

austriamicrosystems

About austriamicrosystems

austriamicrosystems' business unit Full Service Foundry has successfully positioned itself in the analog/mixed-signal foundry market offering well-established RF CMOS, High-Voltage CMOS, BiCMOS, SiGe-BiCMOS and embedded EEPROM processes. With superior support during the design phase, high-end tools and experienced engineers, austriamicrosystems succeeds to be an attractive analog foundry partner especially for fabless design houses.

austriamicrosystems is a leading designer and manufacturer of standard and customized high-performance analog ICs in the areas of power management, sensors & sensor interfaces and mobile infotainment. Complemented by its full service foundry services, the company focuses on the communications, industrial & medical and automotive markets. austriamicrosystems leverages almost 30 years of expertise in low power and high accuracy to provide industry-leading products, operating worldwide with more that 1,000 employees with its own state-of-the-art manufacturing and test facilities. austriamicrosystems is listed on the SIX Swiss Exchange in Zurich (ticker symbol: AMS). For more information, visit www.austriamicrosystems.com

For further information

Press Contact
austriamicrosystems AG
Ulrike Anderwald
Marketing Communications Manager
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

Technical Contact
austriamicrosystems AG
Andreas Wild
Product Marketing Manager Full Service Foundry
Tel: +43 (0) 3136 500 4400
Fax: +43 (0) 3136 500 5755
andreas.wild@austriamicrosystems.com
www.austriamicrosystems.com

Meta Keywords: H18, 0.18µm High-Voltage CMOS, specialty process, HIT-Kit, v3.77, high density digital library

Meta Description: austriamicrosystems releases new version of best-in-class process design kit for its 0.18µm High-Voltage CMOS technology

Meta Title: PR - austriamicrosystems HIT-Kit v3.77 for 0.18µm High-Voltage CMOS technology

82-34824


austriamicrosystems
a leap ahead in analog


DEXTER
magnetic
technologies

PRESS RELEASE

austriamicrosystems and Dexter Magnetics Technologies, Inc. announce a value added distribution partnership

Total magnetic solutions for magnetic linear and rotary encoder sensor products

UNTERPREMSTAETTEN, AUSTRIA – July 6, 2010 – Dexter Magnetic Technologies will be a franchised value-added provider of austriamicrosystems' magnetic sensors and associated magnetic products, including engineered modules, in North America. This arrangement is focused on providing magnetic sensor customers with a complete engineered solution incorporating sensors and magnetic technology. Customers will have the ability to work with a single and dedicated source for all of their sensor and magnetic requirements. Dexter Magnetic Technologies has designed an assortment of precision magnetic components to complement austriamicrosystems' magnetic sensors IC's. "This partnership between our two companies is very unique for the design engineer as we are bridging the industry gap in magnetics knowledge and providing a single point of magnetic sensor design support for our customers," commented Robert K. Brinley, Senior Vice President-Business Development. David Bates, austriamicrosystems' Channel Partner Manager, Americas said, "Dexter Magnetic Technologies' expertise in magnetic, electronic, and mechanical solutions brings new capabilities to our family of magnetic encoder IC's, and extra value to our customers."

About Dexter Magnetic Technologies

Dexter Magnetic Technologies is an industry leader of magnetic solutions and systems to the industrial, medical, aerospace, data storage, semiconductor and oil & gas markets. Dexter Magnetic Technologies is a privately held company with offices and operations in North America, Europe and in Asia. In addition to its engineered products the company operates distribution outlets.

About austriamicrosystems

austriamicrosystems is a leading designer and manufacturer of standard and customized high-performance analog ICs in the areas of power management, sensors & sensor interfaces and mobile infotainment. Complemented by its full service foundry services, the company focuses on the communications, industrial & medical and automotive markets. austriamicrosystems leverages almost 30 years of expertise in low power and high accuracy to provide industry-leading products, operating worldwide with more that 1,000 employees with its own state-of-the-art manufacturing and test facilities. austriamicrosystems is listed on the SIX Swiss Exchange in Zurich (ticker symbol: AMS). For more information, visit www.austriamicrosystems.com.

For further information:

Press Contact
austriamicrosystems AG
Ulrike Anderwald
Marketing Communications Manager
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
ulrike.anderwald@austriamicrosystems.com
www.austriamicrosystems.com

Press Contact
Dexter Magnetic Technologies
Courtney Stone
Marketing Manager
Tel: +1 847 956 1140
Fax: +1 847 956 8205
cstone@dextermag.com
www.dextermag.com

austriamicrosystems

Press Release
July 22, 2010

austriamicrosystems celebrates 4th anniversary of high volume production of its best-in-class 120 V 0.35 µm High-Voltage CMOS process

Successfully introduced already in May 2006, foundry customers benefit from a fully qualified, high-volume production proven and mature High-Voltage CMOS technology ideally suited for emerging applications such as sensor interfaces, power over ethernet, motor controllers and a variety of automotive applications

Unterpremstaetten, Austria (July 22, 2010) – austriamicrosystems (SIX: AMS) Full Service Foundry business unit today announced the fourth anniversary of high volume production of its leading edge 120 V 0.35 µm High-Voltage CMOS technology H35. The H35 specialty foundry technology allows the integration of 3.3 V, 5 V, 20 V, 50 V and 120 V NMOS and PMOS devices on a single chip without any process changes.

H35 is the first purely CMOS based High-Voltage foundry process that matches BCD performance and chip sizes at much lower process complexity. Rigorous modularity permits 100 % reuse of low voltage CMOS design IP. H35 offers fully scalable High-Voltage NMOS and PMOS devices, floating logic libraries as well as a best-in-class power-on resistance. This makes the 120 V High-Voltage CMOS technology a compelling solution for fabless design houses and IDMs engaged in fields such as sensor interfaces, power over ethernet, motor controllers and a variety of automotive applications.

"The 0.35 µm High-Voltage CMOS process has been running for more than four years in high volume production in austriamicrosystems' state-of-the-art 8-inch wafer fabrication facility. A vast number of foundry customers have benefited from austriamicrosystems' high-voltage know-how and commitment to provide customers best-in-class analog semiconductor process technology, manufacturing and services." says Thomas Riener, Vice President and General Manager of austriamicrosystems' Full Service Foundry business unit. "As only three mask levels on top of CMOS are required, it makes the H35 the lowest complexity process in the market. Combined with area and performance optimized devices, H35 is the optimum choice for designing competitive products in a voltage range from 20 V to 120 V."

For its fully automotive and medical qualified High-Voltage CMOS process H35, austriamicrosystems delivers its industry benchmark design environment ("HIT-Kit"). The HIT-Kit comes complete with silicon-validated digital libraries, I/O libraries meeting the military ESD and JEDEC latch-up standards with I/O pads designed to surpass 8 kV HBM and 250 mA latch-up immunity, special utilities optimized for High-Voltage CMOS product design and excellent characterized circuit simulation models. Read more details about this new HIT-Kit version on our Foundry Support Server at http://asic.austriamicrosystems.com/hitkit.

About austriamicrosystems

austriamicrosystems' business unit Full Service Foundry has successfully positioned itself in the analog/mixed-signal foundry market offering well-established RF CMOS, High-Voltage CMOS, BiCMOS, SiGe-BiCMOS and embedded EEPROM processes. With superior support during the design phase, high-end tools and experienced

engineers, austriamicrosystems succeeds to be an attractive analog foundry partner especially for fabless design houses.

austriamicrosystems is a leading designer and manufacturer of standard and customized high-performance analog ICs in the areas of power management, sensors & sensor interfaces and mobile infotainment. Complemented by its full service foundry services, the company focuses on the communications, industrial & medical and automotive markets. austriamicrosystems leverages almost 30 years of expertise in low power and high accuracy to provide industry-leading products, operating worldwide with more that 1,000 employees with its own state-of-the-art manufacturing and test facilities. austriamicrosystems is listed on the SIX Swiss Exchange in Zurich (ticker symbol: AMS). For more information, visit www.austriamicrosystems.com.

For further information

Press Contact
austriamicrosystems AG
Ulrike Anderwald
Marketing Communications Manager
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

Technical Contact
austriamicrosystems AG
Andreas Wild
Product Marketing Manager Full Service Foundry
Tel: +43 (0) 3136 500 4400
Fax: +43 (0) 3136 500 5755
andreas.wild@austriamicrosystems.com
www.austriamicrosystems.com

Meta Keywords: H35, 0.35µm High-Voltage CMOS, specialty process, 120V,

Meta Description: austriamicrosystems celebrates 4th anniversary of high volume production of its best-in-class 120V 0,35µm High-Voltage CMOS process

Meta Title: PR - austriamicrosystems celebrates 4th anniversary of high volume production of 120V 0,35µm High-Voltage CMOS process

austriamicrosystems reports second quarter and first half results

Key financial data for the second quarter and first six months of 2010

Unterpremstaetten, Austria (July 26, 2010) — austriamicrosystems (SIX: AMS), a leading global designer and manufacturer of high performance analog ICs for consumer, communications, industrial, medical and automotive applications, reports strong revenue and earnings growth for the second quarter and first half of 2010 driven by high levels of volume demand across major market areas and geographies. austriamicrosystems expects continuing revenue and earnings growth for the second half of the year and therefore raises its revenue guidance for full year 2010.

Second quarter group revenues were EUR 51.7 million, up 83% from EUR 28.3 million in the same quarter 2009. Second quarter revenues increased 18% sequentially compared to the first quarter. Group revenues for the first half of 2010 were EUR 95.7 million, up 78% from EUR 53.8 million recorded in the first half of 2009. On a constant currency basis, second quarter revenues were up 75% compared to the second quarter last year and first half revenues were up 77% compared to the first half 2009.

In the second quarter, gross margin rose to 47%, an increase of 25 percentage points from 22% in the same quarter last year, showing the positive effect of austriamicrosystems' return to high levels of capacity utilization in its production. For the first half of 2010, gross margin increased to 46%, compared to 26% in the first half of 2009. The result from operations (EBIT) for the second quarter was a profit of EUR 5.3 million, compared to a loss of EUR 10.8 million in the second quarter of 2009. This positive result was mainly driven by a significantly higher gross margin which was due to high capacity utilization and better product margins. For the first half of 2010, EBIT was a profit of EUR 8.4 million, compared to a loss of EUR 20.6 million in the same period last year.

The net result for the second quarter 2010 was a profit of EUR 3.6 million compared to a loss of EUR 10.7 million in the same period last year. Basic and diluted earnings per share for the second quarter were CHF 0.50 / EUR 0.36 (CHF -1.52 / EUR -1.00 for the second quarter 2009). The net profit for the first half-year 2010 was EUR 5.7 million, equivalent to CHF 0.79 / EUR 0.55 per share (basic and diluted) compared to a loss of EUR 18.7 million or CHF -2.64 / EUR -1.76 per share (basic and diluted) for the same period last year.

Operating cash flow for the second quarter was EUR 7.6 million, up EUR 9.0 million from the same quarter last year, while operating cash flow for the first half was EUR 15.6 million, up EUR 16.9 million from the first half year 2009. Total backlog on June 30, 2010 (excluding consignment stock agreements) was EUR 80.9 million, up from EUR 65.5 million at the end of the first quarter (EUR 35.1 million on June 30, 2009).

In austriamicrosystems' consumer and communications business, strong order patterns continued through the second quarter across product areas. austriamicrosystems recorded high shipment levels for its lighting and power management ICs to leading handset and mobile device OEMs who achieve power savings, product differentiation, and a richer user experience through its products. austriamicrosystems' best-in-class LED drivers for LCD TV backlighting are shipping at very high run rates as conversion to LED backlighting is accelerating. In 2011, the company expects more than 50% of LCD TV units to use LED illumination. austriamicrosystems commands a significant share of this market as key supplier to leading OEMs and is reinforcing its position with new, upcoming products. Similarly, MEMS microphone driver shipments continued to show a strong upward trend supporting the company's expectation of significant growth in this market in which it is the clear market leader. In new applications, the first devices using EasyPoint™, austriamicrosystems' joystick solution for mobile devices, are on the market, while camera modules with its ultra-thin autofocus solution for handset cameras are being evaluated by first OEM customers with initial volume shipments expected for the middle of next year. Among its design-ins in the quarter, austriamicrosystems gained a leading player in the smartphone market as a new customer for an innovative application.

austriamicrosystems' industrial and medical business delivered good results in the second quarter, which on the industrial side were largely driven by strengthening volumes in its sensor and encoder business. Here run rates have moved towards previous levels as the company's customers report more confident order patterns in their end markets. Generally, austriamicrosystems sees a positive development of demand in an increasing number of industrial applications. The company's medical business continued to see healthy demand in its focus areas digital imaging and portable medical devices. Development of next generation sensor solutions remains on track, with austriamicrosystems' unique sensor expertise and low-noise and low-power design capabilities offering real innovation and strong competitive advantages to its customers.

In Automotive, the company's business developed positively as shipment volumes and customer orders continue to move quickly back towards previous levels. Demand for sensor solutions for critical in-car systems and increasing vehicle production volumes worldwide are driving this positive development. New magnetic encoder design-ins at Tier 1 suppliers complemented this recovery, strengthening austriamicrosystems' position in the automotive analog market. The company's foundry business contributed positively to its business again in the second quarter and first half, leveraging its focus on specialty processes in a tight supply environment.

Demonstrating its technology leadership, austriamicrosystems became one of the first semiconductor vendors to industrialize the highly innovative Through-Silicon-Via (TSV) architecture for a demanding medical image sensor solution. The company also won a first-instance court decision in a patent infringement case against Melexis confirming that certain of Melexis' products infringe a magnetic encoder technology patent held by austriamicrosystems. In operations, the capacity utilization of austriamicrosystems' wafer fab and test facilities increased further in the second quarter, moving quickly towards pre-crisis levels. The company has successfully completed a number of planned investments in its wafer fab to support current and expected wafer demand, resulting in improved manufacturing efficiency. austriamicrosystems also benefits from its distributed manufacturing model allowing a

combination of in-house and outsourced production in order to optimize capacity utilization and manufacturing costs.

Based on available information, austriamicrosystems expects its business to continue to show attractive growth in the second half of 2010 driven by continuing high levels of demand in its target markets. The company sees ongoing good order intake building on a strong and diversified backlog for the second half of 2010. Consequently, austriamicrosystems raises its guidance and now anticipates full year revenue growth for 2010 to exceed 45% compared to 2009. Gross margin and operating results are expected to improve further over the remaining quarters. With its combination of in-house manufacturing capacity and committed capacity at its production partners, austriamicrosystems is able to supply its customers reliably as its business continues to grow.

The complete half year report 2010 including detailed financial information is available on austriamicrosystems' website under http://www.austriamicrosystems.com/eng/Investor/Financial-Reports

About austriamicrosystems
austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading standard and customized analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, and mobile infotainment in its markets Consumer & Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS). For more information, please visit the web site at www.austriamicrosystems.com.

###

For further information

austriamicrosystems AG
Investor Relations
Moritz M. Gmeiner
Tel: +43 (0) 3136 500 5970
Fax: +43 (0) 3136 500 5420
moritz.gmeiner@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems AG
Media Relations
Ulrike Anderwald
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
ulrike.anderwald@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems announces a new highly flexible Lighting Management Unit for mobile applications

The AS3676 incorporates highly-efficient and flexible power management for LED illumination with ambient light sense processing, light pattern generation, and audio synchronization for smartphones and portable devices

Unterpremstaetten, Austria (August 3, 2010) – austriamicrosystems (SIX: AMS), a leading global designer and manufacturer of high-performance analog ICs, has announced the AS3676, a highly Integrated Lighting Management Unit (LMU) with Ambient Light Sensing (ALS) and Dynamic Luminance Scaling (DLS). The chip integrates 13 current sinks, a high-efficiency step-up DC-DC converter and high-power charge-pump, an analog-to-digital converter (ADC) and a programmable low drop-out regulator (LDO), all incorporated with advanced algorithms for high-efficiency display and keypad backlight, funlight, smartlight and other advanced portable illumination and indication effects.

The AS3676 LMU expands austriamicrosystems' industry's largest mobile LMU portfolio and provides the highest level of integration of any LMU on the market. With advanced technologies, austriamicrosystems' LMU portfolio enables the smallest PCB (printed circuit board) solutions and the lowest system cost. The integration of the main illumination features facilitates controlling all mobile lighting with a single chip. This simplifies hardware and software development time and shortens time to market. The features and flexibility of the AS3676 make it well suited for a number of portable consumer electronic products, including mobile phones, mobile TV's, mobile DVD players, mobile GPS devices, and MP3 players.

With both ALS and DLS supported by the AS3676, power conservation thru automatic adjustment of backlighting and other LED functions is greatly simplified. In addition, built-in features like automatic dimming, pattern generation and audio sync function enable eye catching visual effects with minimum load on the baseband processor.

"The AS3676 LMU features, the performance, and high level of integration provide an all-in-one solution for mobile lighting. The AS3676 minimizes design effort and enables optimized performance with its rich feature set, product differentiating illumination, and power efficient algorithms", commented Oliver Weber, austriamicrosystems' Marketing Manager for Mobile Lighting Products. "As the next generation of austriamicrosystems' LMU portfolio, with millions in production, the AS3676 is destined to help facilitate customers' success in their markets."

The AS3676 is available in a CS-WLP30, 3x2.5 mm package and is priced at $2.40 in 1000-piece quantities. It operates over a wide 3.0 to 5.5 V supply range, and over a temperature range of -30 to +85 °C.

austriamicrosystems

For further information on the AS3676 LMU or to request samples, visit

www.austriamicrosystems.com/LMU/AS3676

About austriamicrosystems

austriamicrosystems is a leading designer and manufacturer of standard and customized high-performance analog ICs in the areas of power management, sensors & sensor interfaces and mobile infotainment. Complemented by its full service foundry services, the company focuses on the communications, industrial & medical and automotive markets. austriamicrosystems leverages almost 30 years of expertise in low power and high accuracy to provide industry-leading products, operating worldwide with more that 1,000 employees with its own state-of-the-art manufacturing and test facilities. austriamicrosystems is listed on the SIX Swiss Exchange in Zurich (ticker symbol: AMS). For more information, visit www.austriamicrosystems.com

For further information

Press Contact
austriamicrosystems AG
Ulrike Anderwald
Marketing Communications Manager
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

Technical Contact
austriamicrosystems AG
Oliver Weber
Marketing Manager Mobile Lighting
Tel: +43 (0) 3136 500 5956
oliver.weber@austriamicrosystems.com
www.austriamicrosystems.com

Low power FSK transceiver from austriamicrosystems features simplest star network management

AS3900 is the only general purpose networked low power transceiver for unlicensed 27 MHz ISM band

Unterpremstaetten, Austria, August 9, 2010 – austriamicrosystems (SIX: AMS), a leading global designer and manufacturer of high-performance analog ICs, today introduced the AS3900 27 MHz FSK (frequency shift keying) low power transceiver. The AS3900 features built-in star network management protocol, and is the only such transceiver operating in the 27 MHz worldwide ISM (industrial, scientific and medical) band. Operation in this band avoids the interference found in the popular but cluttered 2.4 GHz band and results in a lower amount of energy being absorbed by the human body (SAR or specific absorption rate). This is a key consideration for transmitters operated close to the human body such as a BAN (body area network) or MBAN (medical body area network).

The AS3900 low power transceiver features austriamicrosystems' built-in star network management protocol which offers a hardwired, royalty-free easy to use protocol for self-management of all network functions. The hardwired star network protocol simplifies product design and significantly reduces system power compared to alternative approaches requiring protocols that run full-time on an external or internal microcontroller. The low powered transceiver requires only 2.5 µA in polling mode, and typically 3.8 and 4.9 mA in receive and transmit modes respectively, and include the power required to manage the star network.

Bruce Ulrich, Director of Marketing Consumer and Communications at austriamicrosystems, stated, "With the AS3900 FSK transceiver, austriamicrosystems ushers in a new era of simplicity into the low powered transceiver market space. No longer do systems design engineers need to consult RF and network protocol experts when integrating low powered networked transceivers into their designs, and time to market for their products is greatly reduced."

The performance and capabilities of the AS3900 make it well suited for a number of applications where low power short-range data exchange is required. Such applications include data transfer among devices close to a human body, such as medical and intelligent sporting goods, industrial automation, body area networks and any short range sensor network. An integrated wakeup receiver allows an ultra-low current consumption of only 2.5 µA while in polling mode. The AS3900 operates with a small PCB antenna that resonates at 27 MHz. Properties of 27MHz transmissions enable better penetration of fluids than 2.4GHz, and prevent reflections from giving errant range estimations using RSSI (received signal strength indication).

The AS3900 transmits data at up to 212 Kbit/s and integrates a number of key features, resulting in a low bill of materials. Integrated functions include the power amplifier, clock, 24 bits of OTP memory, battery level detection, power on reset (POR) and system timers. Digital RSSI, onboard CRC (cyclic redundancy check) and a bi-directional SDI bus (serial digital interface) allows for easy system integration.

The AS3900 low power transceiver is available in a 5x5 mm 28-pin QFN package, operates from a 2.2 Volt power supply, and has an ambient operating temperature range of -40 to +85°C.

austriamicrosystems

Price & Availability

Samples are available now at austriamicrosystems' webshop ICdirect. Pricing in 1,000-piece quantities is $2.25.

Technical Support

A demonstration board for is available. Contact austriamicrosystems for price. For further information on the AS3900 or to request samples, please visit www.austriamicrosystems.com/RF-Transceivers/AS3900

About austriamicrosystems

austriamicrosystems is a leading designer and manufacturer of standard and customized high-performance analog ICs in the areas of power management, sensors & sensor interfaces and mobile infotainment. Complemented by its full service foundry services, the company focuses on the communications, industrial & medical and automotive markets. austriamicrosystems leverages almost 30 years of expertise in low power and high accuracy to provide industry-leading products, operating worldwide with more that 1,000 employees with its own state-of-the-art manufacturing and test facilities. austriamicrosystems is listed on the SIX Swiss Exchange in Zurich (ticker symbol: AMS). For more information, visit www.austriamicrosystems.com

For further information

Press Contact
austriamicrosystems AG
Ulrike Anderwald
Marketing Communications Manager
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

Technical Contact
austriamicrosystems AG
Johnsy Varghese
Marketing Manager Wireless
johnsy.varghese@austriamicrosystems.com
www.austriamicrosystems.com